Cadence Insurance Brokers, Inc.
6907 University Ave. Ste 123
Middleton, WI.  53562
1.800.541.2042 ext. 101

THIS CERTIFIES THAT pending issuance of a Bond in the form described below, the Federal Insurance Company , hereinafter called the Company, is binding coverage described as follows:

1.	Named of Assured:	Maingate MLP Fund, A Series Of Maingate Trust
	Address:	6075 Poplar Avenue Suite 402 Memphis, Tennessee 38119

2.	Producer:	Prosource Insurance
	Attn:	Kris Steuart

3.	Bond Number:	8226-8500

4.	Bond Type/Form No.:	Financial Institution Investment Company Asset Protection Bond (Ed. 5-98) Form 17-02-1421

5.	Term of Binder:	From: 12:01 a.m. on	February 16, 2011

		To: 12:01 a.m. on	March 17, 2011

6.	Bond Period:	From: 12:01 a.m. on	02/15/2011

		To: 12:01 a.m. on	02/15/2012

7.	Limits of Liability:	$1,000,000

Insuring Clause	Limits of Liability	Deductible Amount
1. Employee	$1,000,000	$25,000
2. On Premises	$1,000,000	$25,000
3. In Transit	$1,000,000	$25,000
4. Forgery or Alteration	$1,000,000	$25,000
5. Extended Forgery	$1,000,000	$25,000
6. Counterfeit Money	$1,000,000	$25,000
7. Threat to Person	$1,000,000	$25,000
8. Computer System	$1,000,000	$25,000
9. Voice Initiated Funds Transfer Instruction	$1,000,000	$25,000
10. Uncollectible Items of Deposit	$25,000	$5,000
11. Audit Expense	$25,000	$5,000

8.	Endorsements:

14-02-12160     Important Notice to Insured (SEC)
14-02-9228       Compliance w/Applicable Trade Sanction Laws
17-02-1582       Revised Item 2
12. Telefacsimile Instruction
Limit = $1,000,000 Ded = $25,000
13. Extended Computer Systems
Limit = $1,000,000 Ded = $25,000
14. Unauthorized Signature
Limit = $25,000 Ded = $5,000
15. Claims Expense
Limit = $25,000 Ded = $5,000
17-02-1774        TN Amendatory
17-02-2335        Amending Definition of Employee – Former Employees
sixty
17-02-2367       Telefacsimile Instruction
17-02-2437       Deleting Valuation – other property & Amending Chg/Modification
17-02-2976       Extended Computer Systems
17-02-5602       Unauthorized Signature
17-02-6282       Claims Expense

9.	Premium:	$8,750.00	(1 Year Prepaid Premium)

10.	Commission Payable	10.00%

The above Binder is expressly contingent upon receipt, review and acceptance of the subjectivity’s listed below.  The Company must receive all of the items identified below on or before the Binder Expiration Date shown above.  If all of these items are not received and approved by the Company on or before this date, this Binder will automatically expire without further action or notice.

Completed Chubb Investment Company Asset Protection New Line Application including all requested attachments – APPLICATION ATTACHED

The foregoing Binder for coverage is subject to modification or withdrawal by the Company if, before the proposed inception date, any new, corrected or updated information becomes known which relates to any proposed Assured’s claims history or risk exposure or which could otherwise change the underwriting evaluation of any proposed Assured and the Company, in its sole discretion, determines that the terms of this Binder are no longer appropriate.

It is expressly stipulated that except as otherwise provided herein, the coverage provided by this Binder is subject to all of the terms and conditions of the quotation letter of January 11, 2011 and attachments thereto issued by the Company.  A copy of this quotation letter, without the referenced attachments, is attached to this Binder.

This Binder may be canceled at any time by the entity referred to in Item 1 by giving written notice of cancellation to the Company.  This Binder may be canceled at any time by the Company upon ten (10) days written notice of cancellation to the entity referred to in Item 1 or its agent.

This Binder shall terminate automatically upon the expiration date shown above, or upon issuance of the Bond, whichever occurs first.  A short rate premium charge will be made for this Binder unless the Bond is issued by the Company and accepted by the entity referred to above.  The Company reserves the right to modify the policies, terms and conditions upon underwriting review of any information received.

This binder does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from offering or providing insurance.  To the extent any such prohibitions apply, this binder is void ab initio.

Michael J. McCluskey, RPLU
Cadence Insurance Brokers, Inc.
1.800.541.2042 ext. 101

6907 University Ave.
Suite 123
Middleton, WI.  53562

OFFEREE DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(new policies and renewals with no terrorism
exclusion or sublimit and no premium charge)

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”) effective December 26, 2007, we are making available to you insurance for losses arising out of certain acts of terrorism.  The policy you are purchasing already includes insurance for such acts. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act.  Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.  However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of the offered policy’s annual premium that is attributable to insurance for acts of terrorism is:  $ -0-.

If you have any questions about this notice, please contact your agent or broker.

Consideration and Approval of Fidelity Bond and Fidelity Bond Agreement

RESOLVED, that the form, terms and provisions of the Fidelity Bond to be issued by Federal Insurance Company (Chubb) with a term of one year commencing on or before that date that the Fund commences operations (the “Fidelity Bond”) naming the Trust and the Fund as insured parties (the “Insured Parties”), in substantially the form presented at this Meeting, with such changes as may be deemed necessary by the officers of the Trust, upon the advice of counsel, be and hereby are, approved by the full Board of Trustees and by a vote of a majority of the Independent Trustees, voting separately; and be it

RESOLVED, that the amount of the Fidelity Bond with respect to the Fund as presented to the Board at this Meeting is hereby determined to be reasonable, giving due consideration to the value of the aggregate assets of the Fund to which covered persons may be given access, the type and terms of the arrangement made for the custody and safekeeping of such assets, the nature of the securities in the Fund’s portfolio, the number of other Insured Parties, the amount of coverage that the Fund will be required to provide and maintain individually, the total amount of coverage and the aggregate premiums under the Fidelity Bond, and the allocation of such premiums among the Insured Parties, by the full Board of Trustees, and by a vote of a majority of the Independent Trustees, voting separately; and be it

RESOLVED, that the form, terms and provisions of the Fidelity Bond Agreement by and among the Insured Parties for the purpose of allocating recoveries under the Fidelity Bond in compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended, (the “1940 Act”), in substantially the form presented at the Meeting, subject to such changes as may be deemed necessary by the officers of the Trust, upon the advice of counsel, be, and hereby are, approved by the full Board of Trustees, and by a vote of a majority of Independent Trustees, voting separately; and be it

RESOLVED, that the Secretary of the Trust or his/her designee be, and each of them hereby is, authorized, empowered and directed to make the filings and give the notices required by Rule 17g-1 under the 1940 Act, and to make any other filings necessary or advisable in connection with the Fidelity Bond and to take all actions deemed necessary or advisable to carry out the intent of the foregoing resolutions; and be it

RESOLVED, that the premium to be paid by the Fund, in respect of the Fidelity Bond, taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insured, the nature of the business activities of such other parties, the amount of the joint insured bond, and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds, and the relationship of the share of the premium allocated to the Fund to the premium such Fund would have had to pay if it had provided and maintained a single insured bond, be and it hereby is, approved by the full Board of Trustees, and by a vote of a majority of the Independent Trustees, voting separately.

PREMIUM STATEMENT

The premium of $8,720 for the fidelity bond of the MainGate MLP Fund has been paid for the period of February 15, 2011 to February 15, 2012.